Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
November 7, 2005.

Item 3	News Release
The news release was disseminated on November 7, 2005 by CCN Matthews using several broad distribution networks in North America.

Item 4	Summary of Material Change

Silver Standard Resources Inc. is pleased to report that diamond drilling at the company's Pitarrilla silver project north of Durango, Mexico continues to expand the South Ridge zone, one of five mineralized zones identified by ongoing drilling.

Item 5	Description of Material Change
See attached news release 05-20.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
November 7, 2005.

November 7, 2005	Trading Symbols:
News Release 05-20	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD EXTENDS SOUTH RIDGE ZONE AT PITARRILLA SILVER PROJECT

IN DURANGO, MEXICO

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report that diamond drilling at the company’s Pitarrilla silver project north of Durango, Mexico continues to expand the South Ridge zone, one of five mineralized zones identified by ongoing drilling.

Significant new diamond drill holes at South Ridge include:

•

PD-50 which intersected 655.2 feet averaging 3.0 ounces of silver per ton (199.6 meter averaging 102.9 grams of silver per tonne), including from surface 35.0 feet averaging 8.3 ounces of silver per ton (10.7 meters averaging 285.3 grams of silver per tonne). PD-50 was collared between previously reported holes PD-33 and PD-38 whose intersections are repeated in the attached table.

•

PD-51 which intersected 380.1 feet averaging 3.8 ounces of silver per ton (115.8 meters averaging 131.6 grams of silver per tonne) including 175.1 feet averaging 5.2 ounces of silver per ton (53.4 meters averaging 177.9 grams of silver per tonne). PD-51 was collared south of PD-34 and PD-47 whose intersections are repeated in the attached table.

See the attached table summarizing recent results from drilling in the South Ridge Zone as well as an updated surface plan map of the zone and its location relative to other silver mineralized zones on the property. The map can also be viewed on Silver Standard’s web site (www.silverstandard.com).

Interpretation of results to date is that drilling in the South Ridge Zone continues to intersect a thick sequence of mineralized volcanic material (tuffs, breccias and rhyolitic intrusives) with a moderate dip to the southeast. The mineralized sequence ranges between 70 and 110 meters in true thickness. With sufficient drilling to determine continuity of mineralization, the South Ridge Zone now measures approximately 300 meters by 400 meters.

Engineering studies and metallurgical testwork are ongoing, updated resource estimates for Cordon Colorado, Peña Dyke are underway and an initial resource estimate for Javelina Creek is to follow. Two drill rigs are on site and resource estimates for Breccia Ridge and South Ridge will be prepared following the completion of the current drill program.

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Pitarrilla.

Silver Standard Resources Inc. is a well-financed silver resource company with $29.0 million in cash, and 1.95 million ounces of physical silver, marketable securities and other investments valued at $26.2 million at September 30, 2005. The company continues to seek resource growth through acquisitions and exploration and development of its own projects.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of silver: The terms “indicated resource” and “inferred resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the indicated category will ever be converted into reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure of silver resources expressed in ounces in the mineral resource category in this news release is in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

Selected Pitarrilla Diamond Drilling Results - November 2005 South Ridge Zone
Hole No.	Location	Dip/Azimuth	From	To	Interval	Silver Grade	Interval	Silver Grade
			meters	meters	meters	grams/tonne	feet	oz./ton

PD-33*	504063E	65°/246°	15.2	25.9	10.7	109.0	35.0	3.2
	2810729N	and	157.0	233.2	76.2	93.8	250.1	2.7
PD-34*	504169E	60°/245°	29.8	74.8	45.0	149.1	147.7	4.3
	2810569N	and	86.9	98.0	11.1	53.6	36.5	1.6
PD-38*	504083E	45°/065°	3.5	207.6	204.1	142.6	669.7	4.2
	2810627N
PD-47*	504175E	65°/065°	56.4	188.9	132.5	146.2	434.7	4.3
	2810584N
PD-50	504080E	65°/45°	0.0	199.6	199.6	102.9	655.2	3.0
	2810641N	incl	0.0	10.7	10.7	285.3	35.0	8.3
PD-51	504199E	245°/75°	44.2	160.0	115.8	131.6	380.1	3.8
	2810556N	incl	45.7	99.1	53.4	177.9	175.1	5.2
* Previously reported drill results.

**True thicknesses to be determined. Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Pitarrilla exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Guadalajara and Chihuahua, Mexico (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using three acid digestion with ICP finish. Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish.